UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

Commission File Number: 000-51303

GRANDVIEW GOLD INC.
(Translation of registrant's name into English)

Suite 500, 360 Bay Street, Toronto, ON, M5H 2V6 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Confirmation of AGM Mailing Dated October 18, 2005

99.2	Notice of Annual & Special Meeting of Shareholders, Management Information Circular

99.3	Letter To Shareholders

99.4	Proxy

99.5	Consolidated Financial Statements, along with the Management Discussion and Analysis for the Fiscal Year Ended May 31, 2005

99.6	Supplemental Mailing Card Consent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grandview Gold Inc.
(Registrant)

Date: October 19, 2005	By:	/s/ Raymond Pecoskie

Raymond Pecoskie
	Title:	President, Chief Executive Officer